Filed by Cowen Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LaBranche & Co Inc.

Cowen/Labranche

Moderator: Peter Cohen

February 17, 2011

8:30 a.m. EST

Operator:

Good morning and thank you for joining us today. At this time, all participants are in a listen only mode. We will conduct a question and answer session towards the end of this conference. Before we begin, the company has asked me to remind you that some of the comments made on today’s call and some of the responses to your questions may contain forward looking statements. These statements are subject to the risks and uncertainties described in the company’s press releases and other filings with the SEC. Cowen Group Inc. has no obligation to update the information presented on the call.

A more complete description of these and other risks and uncertainties and assumptions is included in the company’s filings with the SEC, which are available on the company’s website and on the SEC website at www.sec.gov. Also on today’s call, our speakers may reference certain non-GAAP financial measures which the company believes will provide useful information for investors. Reconciliation of those measures to GAAP is consistent with the company’s reconciliation as presented in today’s pre-earnings announcement release.

On the call today is Mr. Peter Cohen, chairman and CEO of Cowen and Michael LaBranche, chairman, chief executive officer and president of LaBranche. Mr. Cohen and Mr. LaBranche will provide prepared remarks about today’s announcements. Following this, there will be a Q&A. I would now like to turn the call over to Mr. Cohen. Sir, you may begin.

Peter Cohen:

Thank you operator. I’m extremely pleased to be here today to speak with you about Cowen’s acquisition of LaBranche. We believe this is a really compelling transaction and stands to bring out the best in our two organizations. It’s one that not only adds momentum to our respective businesses, but creates ongoing value for both of our shareholder bases.

There are a number of great attributes to LaBranche which is why we think this combination with Cowen makes so much sense. For the past number of years, LaBranche has invested significantly in the development of proprietary IT, of its proprietary IT platform and electronic trading systems technology that we believe can leverage Cowen’s existing customer driven equity and derivative sales and trading capabilities. Quite simply, by increasing our electronic trading footprint, we will be able to accelerate our efforts to serve our clients in areas like listed options, global ETF executions and foreign exchange.

These are some of the faster growing equity based markets and one on which we have already been particularly focused. One of Cowen’s great strengths is our highly regarded fundamental research product and our cash equity distribution platform covering growth sectors. Pairing LaBranche’s technology platform and people with Cowen’s product and distribution network has the potential to make both platforms more profitable. While certain of LaBranche’s businesses will benefit from integrating to Cowen’s existing customer driven order flow, others may benefit from an affiliation with our alternative investment platform.

In addition, Cowen has been increasingly active in providing financings to Chinese domicile companies. As a result, we see a real opportunity to expand our capital market activity by leveraging LaBranche’s (inaudible) most importantly in Hong Kong including the membership on the Hong Kong stock exchange. Since we have a presence in Asia, we now have a new product to take to companies in that region. The combination of our two firms will allow us to achieve certain core synergies and while this transaction is not about cost savings per se, we do believe that we can achieve approximately $15 million in expense reductions in the first year by combining headquarters and eliminating duplicate operations even as we retain many of the skilled individuals that can contribute to the growth of the combined organization.

Finally, we believe the breadth of our platform will allow us to deploy an increased capital base to generate attractive risk adjust returns, seed new strategies and invest opportunistically in additional professionals across the organization. At Cowen and Ramius over the years, we’ve been able to utilize our capital in ways to strategically enhance our businesses and enable us to recruit really high caliber individuals. We believe the combination of our respective capital bases gives us a strategic advantage relative to many of our peers and competitors.

As you may have seen this morning, we issued preliminary results for the fourth quarter and full year 2010, reporting a profit in the fourth quarter and progress in achieving our overall revenue and profitability goals. We have accomplished these results in the 12 months following the Cowen Ramius merger, which is a testament to the hard work of our talented and dedicated partners from both the Cowen and Ramius teams. We are proud of what we achieved and look forward to accelerating our growth with our new partners from LaBranche.

As seen in our announcement this morning, RCG Holdings LLC and certain executive officers of LaBranche have entered into a voting agreement with Cowen to vote their shares in favor of the transaction subject to the terms of the voting agreement. I now want to turn the call over to Michael. Mike?

Michael LaBranche:

Thank you Peter. Just as way of background, we’ve been a specialist since 1924 which means we’ve seen many Black Mondays, Tuesdays, Wednesdays, Thursdays and Fridays. We’ve seen a lot of changes too in the world as it’s gone forward. Once when we were exclusively a specialist firm, we’ve expanded into market making and ETFs and options, we’ve greatly changed our company and invested in IT.

We think now is the right time for us to make this decision to move to Cowen. We think that we’re a great fit for Cowen. We think they have leading research, equity sales platform and their alternative investment acumen is very, very strong. Moreover, our shareholders and businesses stand to benefit from Cowen’s proven stewardship of their capital. Simply we see this as a winning transaction for our businesses, our people and our shareholders. Thank you.

Peter Cohen:

Thanks Mike. As noted in our release today, Michael has agreed to join the Cowen board on the closing of the transaction and along with LaBranche’s COO Chip Burke, will take on the role of senior managing director at Cowen. In addition, Katherine, who goes by the name Wendy, Dietze, director of LaBranche will also join Cowen’s board at closing along with Mike.

We want to warmly welcome them to our team. They are known throughout Wall Street to bring extraordinary expertise and relationships to our firm and we look forward to their contributions in the years ahead. Let me just say, on a personal basis, that having worked with Mike to get to this transaction has been a real pleasure and LaBranche has been a household name on Wall Street for as long as I’ve been in the business and I’m very proud to be affiliated with Mike and the LaBranche organization.

So, with that, we’re happy to take questions.

Operator:	At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad.

Your first question comes from the line of Sachin Shah with Capstone.

Sachin Shah:	Hi, good morning.

Peter Cohen:	Good morning.

Sachin Shah:

I just wanted to find out how you arrived at the premium. I know it’s a stock for stock transaction, but just wanted to, that’s the first question and the second question is, can you just maybe go over some of the regulatory approvals aside from the shareholder votes on both sides that are needed to complete the deal?

Peter Cohen:

The share exchange was the function of a negotiation between the two organizations based on what we thought our relative book values were and not a whole lot more complicated than that and a little give and take on both sides. Frankly, we think that the economics ended up in a very fair place.

As far as the regulatory approvals, we’ve obviously got to go through a proxy and shareholder vote and we’ll need (inaudible) approval and probably FSA, probably Hong Kong regulators also, but nothing that should be problematic.

Sachin Shah:	OK, just to clarify, you mentioned earlier approximately $15 million in cost savings, that’s not the reason why you’re doing the deal, any kind of elaboration? That’s not correct?

Peter Cohen:	No, no, no, that is correct, but that, the cost savings is not what’s driving this transaction.

Sachin Shah:	Exactly and so I wanted, was wondering if you could maybe elaborate on the revenue side and the benefits, in terms of benefits of the combination?

Peter Cohen:

Well, the revenue is impossible to forecast. The platform that Mike has built, the technology platform and the businesses that reside in LaBranche today, we think are very leveragable across our institutional equity platform and enhances what we’ve already been doing and building because he’s spent a lot more money on technology than Cowen has and certainly this last year we have not been sort of in a position to spend a lot of money on technology while we were combining the organizations.

We think that this is, from an earnings point of view, at least neutral to what Cowen would have been on its own and again, as I said probably a year ago for those people who are on the call, we’re not in the business for the next quarter or the next six months, but to build a long term sustainable franchise and this significantly adds to our ability to do that. The combined capital of the two organizations I think pretty much speaks for itself in terms of where we will stand and the liquidity we will have which will be extraordinary and we’ll be able to deploy that through the expertise of the guys in the alternative asset management business while we build our own on the footprint that we both have.

Sachin Shah:	OK, thank you very much.

Operator:	Once again, if you would like to ask a question, please press star then the number one on your telephone keypad.

Your next question comes from the line of Lauren Smith with KBW.

Lauren Smith:	Hi, good morning.

Peter Cohen:	Good morning.

Lauren Smith:	Hello Michael, it’s been quite some time since…

Michael LaBranche:	Hi Lauren, how are you?

Lauren Smith:

And quite a while since I’ve been really granular with your business so maybe you could just highlight for us, I know you’re an option DTS foreign exchange, but maybe just give us a little broader or more detail on some of your product and revenue mix so that we can get a better understanding of how it’s complementary with Cowen’s cash equities business and alternative asset business.

Michael LaBranche:

Well, there’s several things which I think are positive. One of the things I’d point out, there’s not a lot of overlap and I think that’s a key reason for why we’re doing this. The other thing that’s evolved over the last couple of years the way our business is especially with the, us getting out of the specialist business, we have a lot of excess capital that we think can be put to use.

So what we have now is we have an options mark in making business. We have an (inaudible) options market making business. We have an ETF wholesale market making business in London. We have an operation in Hong Kong and those businesses are what’s driving our businesses now but we’re seeing increasingly a move to more electronic trading in terms of options and that’s one of the things that we’re involved with and that’s where we’ve been making investments. The other element that I think is important which I think is a benefit to our combination is that there will be an ability for us to facilitate trades through Cowen’s distribution network.

Lauren Smith:	Yes.

Michael LaBranche:

That’s an important element that we make markets and ETFs and options and I think that as their businesses get more and more involved with that, we’ll be a very good add to that business and we plan to leverage the distribution aspect of that.

Lauren Smith:

That’s helpful. In terms of the $15 million in expense reduction, is that really all just sort of like property equipment, headquarters or is there, how many, I’m not even sure how many people you have at LaBranche, is there any headcount reductions?

Michael LaBranche:	I think the most important part of that is the elimination of public company costs.

Lauren Smith:	Yes.

Michael LaBranche:	That’s really the biggest number we have right now and if we get rid of that, that right off the bat is a very important number.

Lauren Smith:	Great.

Peter Cohen:

I was just going to mention, the cost of being (inaudible) compliant and in being a public company, paying a board, all of the things that involves that are not insignificant, so you have one set of those. You have, the savings come from the typical areas, compliance, legal, financial, operations so, but that’s a byproduct we think of the transaction, it’s not the driving force of the transaction at all.

The driving force is to leverage revenue through the distribution platform and to take that technology that they’ve built and layer it on to what we have. Mike’s point about the electronic marketplace, everyone knows what, it is what it is and it’s not going away so we just have to get more market share by being better. We have a number of initiatives that we were, had embarked on which, some of which we’ll be talking about probably in a few weeks that this enhances our ability to accelerate.

Lauren Smith:

Great, I guess just one last for me, so how does this, the S3 that you guys have had out there that was byproduct of the Ramius deal that closed I guess a little over a year ago, what, how is that impacted by this?

Peter Cohen:

It’s not impacted at all. That was an obligation that we had to our larger shareholders that we had to contractually fulfill. While I can’t speak for them, I don’t believe they have any intention of selling any stock, but it’s something that we had to deliver to them or deliver for them.

Lauren Smith:	So they could still, they’re not restricted in any way as a result of this, they could, if someone wanted to sell, they could sell?

Peter Cohen:	Sure.

Lauren Smith:	That question comes up a lot, so I just wanted to be clear.

Peter Cohen:	OK.

Lauren Smith:	Thanks a lot.

Michael LaBranche:	Thank you.

Operator:	Your next question comes from the line of John Russo with Cougar.

John Russo:	Hi, this question is actually for Michael. Have you been profitable over the last year and I want to know what your role is going to be in the combined company?

Michael LaBranche:

If you look at our public filings, you’d see that we had a loss last year that is attributable to our options market marking business which that part we have largely eliminated, that part of it that generated the losses. So the losses that we had last year were almost exclusively because of that particular part of our business which we have wound down and as we put in our press release this morning that the positions that were associated with those losses were eliminated in this past January expiration.

So that was really the thing that was the driving force behind our earnings last year. This past quarter, we had a non-cash charge for tax, DTA, deferred tax assets, and so that is a non-cash charge but if you eliminate those non-cash charges that we had in the past quarter, we were cash flow positive. So I think that we did actually successfully turn around a situation that was weighing on the company.

John Russo:	OK, and your role in the combined company?

Michael LaBranche:	My role in the combined company, Peter, if you…

Peter Cohen:

Yes, let me answer that but before I do, let me just say I think looking at LaBranche’s past financials relative to the LaBranche that is merging with Cowen, it’s kind of largely irrelevant because the balance sheet is, I think September was about a billion 650, a billion 550 something like that and the balance sheet now is much, much smaller. Mike’s taken it down to the core businesses that we think have sustainability and I just think anybody looking at the past would be misled about what this company is today and what it can mean for us.

Mike and Chip Burke, his partner who is the COO, have enormous corporate experience. Let’s not forget LaBranche is the largest specialist system engaged with hundreds of corporations so we see Mike’s role being a fairly broad one in a helping us integrate the trading businesses and leverage the distribution side of the Cowen organization. He and Chip both helping both myself, Jeff Solomon, Tom Strauss in going after corporate business on the banking side, on the investment management side of the business and using those relationships that LaBranche had for so many years. One of the things that they bring and we think it’s a plus, Mike might not and Chip might not, is more grey hair to the organization which resonates quite well in corporate America these days.

John Russo:	Thank you very much.

Peter Cohen:	The fact he even has hair.

Operator:	Once again, if you would like to ask a question, please press star then the number one on your telephone keypad.

Your next question comes from the line of (inaudible) Redman with Redman Capital.

Male:

What was the book value of LaBranche at year end 2010 and what is the likely effect on the combined earnings stream of joining the two companies in the first year and particularly in the first quarter?

Michael LaBranche:

At the end of, on December 31, 2010, we had $208 million in, approximately $208 million in equity so you would divide that by 40.9 million shares so it’s north of $5 or just about $5 and that’s a little bit lower because of the non-cash charge we took in reducing our deferred tax asset.

Peter Cohen:	As far as earnings go, we don’t see this transaction as other than neutral in the beginning or possibly accretive to the P&L that we would forecast for ourselves for 2011.

Male:

OK and then you had an asset securities market fair value on your 10Q in the third quarter of ‘10. Could you describe what those securities represented, were they treasury securities or they all liquid marked to market and is that the same as their book value if they were marked to market?

Peter Cohen:	Let me just, this is Peter and I’ll turn it over to Mike, but that balance sheet is essentially irrelevant to December balance sheet and substantially different balance sheet.

Michael LaBranche:	It’s a lot different today too.

Peter Cohen:	And it’s a lot different right now.

Michael LaBranche:

It’s even much lower than it was last December, but to try to answer your question, a lot of, if you see the security zone, securities sold but not yet purchased, repurchased, that is related to our market making and our options and our ETFs where we will often do an underlying and then we’ll do baskets of stocks against those.

That’s especially true in doing our options market making and our ETF market making. A lot of what you see on the balance sheet on the third quarter Q would not be there today as a result of the actions we’ve taken. We’ve also stated in our regulatory filings that we are changing our outlook on some of our market making activities especially the ones that led to a difficult year last year and we are eliminating those.

So I would say that this company today, having taken the steps in reducing our overhead, having reduced our inventory has an enormous amount of flexibility and I think that that is definitely something that we bring to the table here. So to answer your question, we’re extremely liquid, our positions are very liquid and we are heavily weighted in what I would call either cash or cash like securities.

Peter Cohen:	And marked to market.

Male:	I appreciate the way you answered the questions, if you would just help me understand after the changes you’ve made, you mentioned that your book value was about $5 a share roughly.

Michael LaBranche:	We’re $208 million divided by 40.9, yes.

Male:

OK, so I was trying to understand then what the assets, how, if you mark the assets at year end after the changes that you mentioned, what would be, if you marked all the assets to market, what would be the adjusted book value at year end?

Michael LaBranche:	It would be the same.

Peter Cohen:	Yes, he just told you.

Michael LaBranche:	It would be the same, it wouldn’t change. We have no Tier III assets, it’s all listed securities or cash or overnight securities. We’re a very liquid company that could…

Male:	OK I understand that and then if you were, could you help us understand the income statement effect of the (inaudible) that you did in 2010 going forward so how much will you be saving from the (inaudible) actions that you took in ‘10 so that we understand what Cowen is buying.

Michael LaBranche:

It would be, you’d look at it in two different ways. If we were a standalone and we weren’t doing this transaction, our expenses would be down dramatically just in itself because of the actions we’ve taken. Our biggest expenses really right now apart from some of our exchange fees that are very often variable is our public company costs. Our public company costs, we’re going to eliminate them and that can run anywhere as much as $10 million a year so that’s going to go away and then we just really have our capital and some of our greatly reduced trading positions.

Male:	Mr. LaBranche, you own approximately 3 million shares as of the last (inaudible).

Michael LaBranche:	Yes that’s true.

Operator:	Your next question comes from the line of Sachin Shah with Capstone.

Sachin Shah:

Hi, thanks again, just as a follow-up, we’ve obviously seen consolidation with this week’s announcement and last week’s announcement in the exchanges, in Canada and obviously stock exchange, is today’s announcement any reflection of this consolidation that’s going on, that’s the first question. Second part is, could you just maybe talk about a termination fee and if there’s a no-shop provision and if there is, the deadline for that.

Michael LaBranche:	I think we’ll disclose that in the appropriate regulatory filings, won’t we?

Peter Cohen:	Yes, there is a breakup fee and there is a no-shop provision, but not a go-shop.

Sachin Shah:	OK, so there is not a go-shop?

Peter Cohen:	Right, (inaudible), yes, not a go-shop.

Sachin Shah:	OK and so the first part of the question, today’s announcement, how much is it a reflection of consolidation in the exchanges or the announcement that we’ve seen in the past two weeks?

Peter Cohen:

I think we should both answer that question. Our contention a year ago when we merged with Cowen was that there was going to be consolidation at the small, mid-firm level and we believe very much that that is going to accelerate into 2011 and that this is going to be a very bifurcated industry. You’re going to have a handful of the big banks/ (inaudible) firms and then you’re going to have a very small number of midsize firms that I think are going to be very nimble. Kind of interestingly is Mike and I were talking yesterday, he came across a report from 1975 or 6?

Michael LaBranche:	I think so.

Peter Cohen:

’76, it was a report written by an analyst at E.F. Hutton showing the top 50 firms on Wall Street and their respective capital and you can’t find 50 firms today. I suppose you can if you include a lot of the small trading firms, but, it shows, if you saw this report it’s amazing the number of names that have disappeared out of the industry and I think this and next year are the defining years for who is going to be around and we obviously intend to be one of them. We’re very, very well capitalized to take advantage.

Michael LaBranche:

One of the things that motivated us is that we saw the changes that have taken place and we really want to be part of a more diversified product space and I think that’s really one of the things that motivated us to merge with Cowen.

Sachin Shah:	OK, fair enough, thank you very much.

Operator:	Your next question comes from the line of Buzzy Geduld with Cougar.

Buzzy Geduld:	Hi guys, congratulations Michael, it looks like a nice deal for you fellas. I had one question and that is what are the overnight positions at LaBranche these days?

Michael LaBranche:

Much smaller and they’re different. When we knew each other in the old equities world, we’d have just your long and shorts and your equities and today, our book is really dealt to neutral. The positions relative to our balance sheet on the third quarter and the fourth quarter are a small fraction of what they were then. So it’s really a reduced book. It’s a very liquid book business. It’s mostly in either, not necessarily cash but cash like securities that can be converted to cash very easily.

Buzzy Geduld:	Could you put a number on what the average is on a monthly basis or last night or is it $10 million, $100 million, $200 million?

Michael LaBranche:	It’s not that I don’t want to answer that question, but it’s the (inaudible) is so much different and it’s not like just trading equities.

Buzzy Geduld:	I understand, I really understand that.

Michael LaBranche:	It’s a few hundred million dollars, but it’s going to be, it’s going to be dealt in neutral Buzzy.

Buzzy Geduld:	I understand, so it’s, 300 would be the gross positions even if dealt in neutral?

Michael LaBranche:	It would be in the…

Buzzy Geduld:	Long and shorts together.

Michael LaBranche:	Oh, long and shorts, I would say it’s going to be around $400 million.

Buzzy Geduld:	Got you, thank you.

Michael LaBranche:	But that’s long, short and if you look at our balance sheet, you’ll see that it pairs off.

Buzzy Geduld:	Got it, thank you.

Michael LaBranche:	You’re welcome.

Operator:	Your next question comes from the line of John Russo with Cougar.

John Russo:	Hi, my question was already answered, thank you very much guys.

Operator:	Your next question comes from (Mitch Norden) with Diamondback Capital.

(Mitch Norden):	Yes, hi, good morning. Just wanted to go through some of the, you mentioned the deal was neutral in the beginning and possibly accretive in ‘11. I was wondering what amount of the cost savings we’re using in 2011 and if you can say, I’m sorry and then I’ll have a follow-up.

Peter Cohen:

I actually didn’t say that because this transaction won’t close for probably three months. What I said was that initially should be earnings neutral whenever it closes and, at worse, and then we think over time obviously very accretive. If you look at, you’d have to go back and look at the long history of Ramius/Cowen as a combined entity, you’ll see what kinds of returns we have made on capital internally in conjunction with running off fiduciary money. They’ve been fairly consistent. You’ll see when we release fourth quarter and full year sort of a consistent picture with the firm’s ability to earn on its capital while it’s building its businesses. The addition of what’s very liquid capital to our capital base, we think, at the outset is at least neutral and over time becomes very, very (inaudible).

(Mitch Norden):	Can you say what level of profitability you’re using, you’re assuming for LaBranche and give any more granularity on the long term accretive nature?

Peter Cohen:

No, not really because the stand along LaBranche will not be identifiable after the transaction. The capital will be spread across a broad range of activities within the combined company and the revenue from the ETF FX business, option business and what we do in Hong Kong will roll up into either the broker dealer or the investment bank so there’s no way to identify the old LaBranche into the new Cowen.

Michael LaBranche:

Although I’d like to just add to that in that we think the company’s position now, especially since the actions that we’ve taken at LaBranche that, as we are a part of Cowen, our revenues will go much more to the bottom line than they have in the past.

(Mitch Norden):	OK.

Peter Cohen:

Let me just further add, we have, we haven’t tried to factor in because we just, it would be just a guess, but the effect of Mike’s technology base across our institutional platforms for electronic execution can be of substantial value but we just have no way of estimating that and wouldn’t dare try and give you any projection of that.

(Mitch Norden):	OK, understood and on the $15 million, do you think you can get 50 percent of the saves within year two or any guidance on that?

Peter Cohen:	Oh, I think it’ll be saved in the first full year.

(Mitch Norden):	OK, great, thanks very much.

Peter Cohen:	You’re welcome.

Operator:	That was our final question. I’ll now turn the floor back over to management for any closing remarks.

Peter Cohen:

Thank you operator. Well I think it kind of speaks for itself. We’re very excited about it and we think this is likely going to trigger other consolidation in the industry and we’re very pumped about this. This really enhances our platform and our ability to do business.

Michael LaBranche:

I’d just like to add we’re very excited about joining this organization. We think it makes a lot of sense in so many different ways as we described before and I’m looking forward to really making sure that our integration is really beneficial to Cowen.

Peter Cohen:	I want to thank everyone who dialed in to listen to us this morning.

Operator:	Thank you. This concludes today’s conference call. You may now disconnect.

END

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, Cowen Group, Inc. (“Cowen”) and LaBranche & Co Inc. (“LaBranche”) will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of Cowen and LaBranche and that also constitutes a prospectus of Cowen.  Cowen and LaBranche will each mail the final joint proxy statement/prospectus to its respective stockholders.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen, LaBranche and the proposed transaction.  Investors and security holders may obtain these documents (and any other documents filed by Cowen or LaBranche with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Cowen may be obtained free of charge by directing such request to:  Investor Relations, 599 Lexington Avenue, New York, NY 10022 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com and the documents filed with the SEC by LaBranche be obtained free of charge by directing such request to:  Investor Relations, 33 Whitehall Street, New York, NY 10004 or from LaBranche’s Investor Relations page on its corporate website at www.labranche.com.

The directors, executive officers, and certain other members of management and employees of each of Cowen and LaBranche may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen and from the stockholders of LaBranche, respectively.  Information about the executive officers and directors of Cowen is set forth in the proxy statement for Cowen’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2010 and information about the executive officers and directors of LaBranche is set forth in the proxy statement for LaBranche’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.